Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Six Months Ended		Twelve Months Ended
	June 30,		December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$1,234	$968	$2,083	$1,222	$443	$(12,575)	$2,133

Add:
Distributions from investee companies	3	2	13	—	2	6	8
Interest expense, net of capitalized interest	214	220	436	529	542	547	571
1/3 of rental expense	93	95	200	198	206	216	193

Total earnings (loss) from continuing operations	$1,544	$1,285	$2,732	$1,949	$1,193	$(11,806)	$2,905

Fixed charges:
Interest expense, net of capitalized interest	$214	$220	$436	$529	$542	$547	$571
1/3 of rental expense	93	95	200	198	206	216	193

Total fixed charges	$307	$315	$636	$727	$748	$763	$764

Ratio of earnings to fixed charges	5.0x	4.1x	4.3x	2.7x	1.6x	Note a	3.8x

Note:

(a)	Earnings are inadequate to cover fixed charges by $12.57 billion in 2008 due to the noncash impairment charges of $14.18 billion.